UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

G1 THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

GENESIS MERGER SUB, INC.

(Offeror)

A wholly-owned subsidiary of

PHARMACOSMOS A/S

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

3621LQ109

(Cusip Number of Class of Securities)

Milena Jordanova Olsen

General Counsel

Pharmacosmos A/S

Roervangsvej 30

DK-4300 Holbaek, Denmark

Telephone: +45 5948 5959

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Lowell Dashefsky, Esq.

Michael Penney, Esq.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019

(212) 836-8000

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $59,886.81	Filing Party: Pharmacosmos A/S
Form or Registration No.: Schedule TO-T (File No. 005-90214)	Date Filed: August 20, 2024

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed on August 20, 2024, as amended on September 5, 2024 (together with any amendments and supplements hereto, including this Amendment, the “Schedule TO”), by (i) Genesis Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Pharmacosmos A/S, a Danish Aktieselskab (“Parent”), and (ii) Parent, relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of G1 Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.15 per Share (the “Offer Price”) to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)

“The Offer and related withdrawal rights expired one minute after 11:59 p.m., New York City Time, on September 17, 2024. Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 39,486,447 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 74.64% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and “received” (as defined in Section 251(h)(6) of the DGCL) and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition. All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the Company’s stockholders. Accordingly, following the consummation of the Offer, the Merger was completed on September 18, 2024, in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders. At the Effective Time of the Merger, each Share (other than (a) Shares held in the treasury of the Company immediately prior to the Effective Time, (b) Shares that immediately prior to the Effective Time were owned by Parent, Purchaser, the Company or any of their direct or indirect wholly owned subsidiaries, and (c) Shares held by a holder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL) were automatically canceled and converted into the right to receive an amount in cash equal to $7.15, without interest and subject to any withholding of taxes required by applicable law.

As a result of the Merger, the Shares ceased trading prior to the opening of trading on The Nasdaq Global Select Market (“Nasdaq”) and will be delisted from Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On September 18, 2024, Parent and the Company issued a joint press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(E) to the Schedule TO and incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(E)*	Joint press release of Pharmacosmos A/S and G1 Therapeutics, Inc. dated September 18, 2024.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 18, 2024

GENESIS MERGER SUB, INC.

By:	/s/ Josh Franklin
Name:	Josh Franklin
Title:	President

PHARMACOSMOS A/S

By:	/s/ Tobias Christensen
Name:	Tobias Christensen
Title:	President & Chief Executive Officer